

November 8, 2010

William J. Delaney
Chief Executive Officer
Sysco Corporation
1390 Enclave Parkway
Houston, Texas 77077-2099

>   **Re: Sysco Corporation**
>   **Form 10-K for the Fiscal Year Ended July 3, 2010**
>   **Filed August 31, 2010**
>   **Definitive Proxy Statement on Schedule 14A**
>   **Filed September 29, 2010**
>   **File No. 001-06544**

Dear Mr. Delaney:

We have reviewed your filings and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended July 3, 2010

Item 1. Business, page 1

1. We note your statement that your companies distribute "products packaged under [y]our private brands." Please discuss the importance and duration of all material patents, trademarks and licenses that you hold. Refer to Item 101(c)(1)(iv) of Regulation S-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 15

2. Item 303(a)(1) and (2) of Regulation S-K states that you should discuss known trends or any known demands, commitments, events or uncertainties that will result in or that are

reasonably likely to impact your liquidity in any material way as well as any material changes in the mix or relative cost of your capital resources. We note your discussion on page 15 of the impact of recent trends and conditions in the retail environment during fiscal 2010. Please expand your disclosure to address the potential future impact of these trends and conditions on your liquidity and capital resources, giving particular consideration to the fact that your primary source of liquidity is cash flows from operations.

Item 9A. Controls and Procedures, page 82

3. We note your statement that "any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives" and that your chief executive and chief financial officers concluded that your controls and procedures "were effective at the reasonable assurance level." Please supplementally confirm, if true, that your disclosure controls and procedures also were designed *to* provide reasonable assurance of achieving their objectives. In addition, please revise future disclosure accordingly. In the alternative, remove the references to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at www.sec.gov.

Definitive Proxy Statement on Schedule 14A

Executive Compensation, page 45

Summary Compensation Table, page 45

4. Please revise your disclosure in the footnotes to the "Stock Awards" and "Option Awards" columns to clarify, if true, that the amounts reflected in these columns reflect the aggregate grant date fair value of the awards computed in accordance with ASC 718.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Lilyanna L. Peyser, Attorney Advisor, at (202) 551-3222 or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director